Exhibit 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Years Ended December 31,					Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
Earnings Available:
Income (loss) from continuing operations before income taxes, noncontrolling interests and extraordinary items	$992.5	$919.3	$1,179.3	$1,120.2	$188.4	$133.4
Less: Income (loss) of equity investees included above	0.5	(0.2)	—	—	(24.4)	(11.6)
Capitalized interest	—	—	—	0.7	—	—
Preferred dividend requirements	0.6	0.6	0.6	0.8	0.7	0.3

	$991.4	$918.9	$1,178.7	$1,118.7	$212.1	$144.7
Fixed Charges and Preferred Dividends:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$90.2	$170.8	$332.4	$318.5	$237.2	$105.9
Portion of rentals representative of an interest factor	17.9	17.7	16.7	17.6	17.0	8.8
Preferred dividend requirements	0.6	0.6	0.6	0.8	0.7	0.3

Total Fixed Charges	108.7	189.1	349.7	336.9	254.9	115.0

Total Earnings Available	$1,100.1	$1,108.0	$1,528.4	$1,455.6	$467.0	$259.7

Ratio of Combined Earnings to Fixed Charges and Preferred Dividends	10.12	5.86	4.37	4.32	1.83	2.26